apasco 82-3103

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **APASCO**
HOLCIM APASCO S.A DE C.V.

04 MAR 10 AM 7:21

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

SUPPL

CONSOLIDADO

INFORMACIO

04010420

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**20,045,341**	**100**	**18,130,092**	**100**
2	**ACTIVO CIRCULANTE**	**3,975,438**	**20**	**2,951,500**	**16**
3	EFECTIVO E INVERSIONES TEMPORALES	2,244,074	11	1,210,172	7
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,125,662	6	1,062,883	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	28,663	0	40,450	0
6		577,039	3	637,995	4
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**2,413,609**	**12**	**2,271,044**	**13**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	12,183	0	29,397	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	2,401,426	12	2,241,647	12
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**13,282,787**	**66**	**12,663,135**	**70**
13	INMUEBLES	6,524,523	33	6,558,790	36
14	MAQUINARIA Y EQUIPO	15,944,352	80	14,113,406	78
15	OTROS EQUIPOS	2,083,760	10	1,936,223	11
16	DEPRECIACION ACUMULADA	11,539,091	58	10,238,956	56
17	CONSTRUCCIONES EN	269,243	1	293,672	2
18	**ACTIVO DIFERIDO (NETO)**	**373,507**	**2**	**244,413**	**1**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**6,146,551**	**100**	**6,238,417**	**100**
21	**PASIVO CIRCULANTE**	**2,140,617**	**35**	**1,718,858**	**28**
22	PROVEEDORES	504,580	8	266,894	4
23	CREDITOS BANCARIOS	155,454	3	362,112	6
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	792,689	13	613,611	10
26	OTROS PASIVOS	687,894	11	476,241	8
27	**PASIVO A LARGO PLAZO**	**619,117**	**10**	**1,211,690**	**19**
28	CREDITOS BANCARIOS	619,117	10	1,211,690	19
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,386,817**	**55**	**3,307,869**	**53**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**13,898,790**	**100**	**11,891,675**	**100**
34	**PARTICIPACION MINORITARIA**				
35	**CAPITAL CONTABLE MAYORITARIO**	**13,898,790**	**100**	**11,891,675**	**100**
36	**CAPITAL CONTRIBUIDO**	**7,166,641**	**52**	**7,166,798**	**60**
37	CAPITAL SOCIAL PAGADO	203,522	1	203,672	2
38	ACTUALIZACION CAPITAL SOCIAL	6,374,418	46	6,374,425	54
39	PRIMA EN VENTA DE	588,701	4	588,701	5
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,732,149**	**48**	**4,724,877**	**40**
42	RESULTADOS ACUMULADOS Y RESERVA DE	6,269,070	45	5,371,942	45
43	RESERVA PARA RECOMPRA DE	974,264	7	795,334	7
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(2,779,699)	(20)	(3,375,568)	(28)
45	**RESULTADO NETO DEL EJERCICIO**	2,268,514	16	1,933,169	16

dlw 3/10

X

CLAVE DE COTIZACION: **APASCO**

HOLCIM APASCO S.A DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**10,368,266**	**100**	**10,048,715**	**100**
2	COSTO DE	5,799,950	56	6,015,380	60
3	**RESULTADO BRUTO**	**4,568,316**	**44**	**4,033,335**	**40**
4	GASTOS DE	828,015	8	816,522	8
5	**RESULTADO DE OPERACION**	**3,740,301**	**36**	**3,216,813**	**32**
6	COSTO INTEGRAL DE FINANCIAMIENTO	48,977	0	212,221	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,691,324**	**36**	**3,004,592**	**30**
8	OTRAS OPERACIONES FINANCIERAS	3,817	0	(5,258)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**3,687,507**	**36**	**3,009,850**	**30**
10	PROVISION PARA IMPUESTOS Y	1,500,329	14	1,159,985	12
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,187,178**	**21**	**1,849,865**	**18**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	84,110	1	83,304	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,271,288**	**22**	**1,933,169**	**19**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,271,288**	**22**	**1,933,169**	**19**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	2,774	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,268,514**	**22**	**1,933,169**	**19**
19	PARTICIPACION MINORITARIA				
20	RESULTADO NETO MAYORITARIO	**2,268,514**	**22**	**1,933,169**	**19**

CLAVE DE COTIZACION: **APASCO**
HOLCIM APASCO S.A DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**2,268,514**	**1,933,169**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	622,688	661,331
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**2,891,202**	**2,594,500**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	460,254	54,972
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**3,351,456**	**2,649,472**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(748,947)	(1,473,354)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(857,263)	(1,140,042)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,606,210)**	**(2,613,396)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(711,342)**	**(564,667)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	1,033,904	(528,591)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	1,210,170	1,738,763
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	2,244,074	1,210,172

CLAVE DE COTIZACION: **APASCO**
HOLCIM APASCO S.A DE C.V.

TRIMESTRE: **4** AÑO: **2003**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	21.88	%	19.24	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.32	%	16.26	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	11.32	%	10.66	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	45.53	%	44.45	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(0.55)	%	2.88	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.52	veces	0.55	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.78	veces	0.79	veces
8	ROTACION DE INVENTARIOS (**)	10.05	veces	9.43	veces
9	DIAS DE VENTAS POR COBRAR	34	días	33	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.94	%	10.26	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	30.66	%	34.41	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.44	veces	0.52	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	12.60	%	26.63	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	4.66	%	9.57	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	44.13	veces	19.92	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.69	veces	1.61	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.86	veces	1.72	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.59	veces	1.35	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.65	veces	0.47	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	104.83	%	70.41	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	27.89	%	25.82	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	4.44	%	0.55	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	39.54	veces	16.41	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	46.63	%	56.38	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	53.37	%	43.62	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	97.86	%	99.45	%

(**) INFORMACION ULTIMOS DOCE MESES

NEWS RELEASE

theglobalconsultinggroup

Holcim

APASCO

FOR IMMEDIATE RELEASE

CONTACT:

Holcim Apasco - Mexico
Alejandro Carrillo
52 55 5724 0193
alejandro.carrillo@holcimapasco.com.mx

Global Consulting Group - New York
Kevin Kirkeby
(212) 807 - 5026 / (212) 807 – 5058
kkirkeby@hfgcg.com

HOLCIM APASCO REPORTS FOURTH QUARTER 2003 RESULTS

Mexico City, Mexico, January 23, 2004 — Holcim Apasco S.A. de C.V. (OTC: AASAY; BMV: APASCO), Mexico's second largest cement and ready-mix concrete producer, announced today its fourth quarter results for the period ended December 31, 2003.

CEMENT INDUSTRY

During the year 2003, domestic gray cement demand experienced a 2.3% increase with respect to the previous year. The ready-mix concrete demand increased by 5.1%, as compared to 2002.

VOLUMES AND PRICES

During the fourth quarter of 2003, Holcim Apasco S.A. de C.V.´s domestic gray cement sales volume registered a 1% increase, as compared to the last quarter of the previous year; whereas for the full year it showed a 3% increase with respect to 2002. The ready-mix concrete sales volume for the last quarter of 2003 decreased by 1%, when compared to the same period of 2002; the corresponding twelve month period figure decreased by 4% with respect to the previous year.

Holcim Apasco´s gray cement selling price increased by 4%, in real terms, during the fourth quarter of 2003, with respect to the same period of the previous year, while for the full year it

increased 4%. The ready-mix concrete selling price decreased by 1%, in real terms, when compared to the fourth quarter of 2002, and for the twelve month period it registered a 3% decrease.

OPERATING PERFORMANCE

Holcim Apasco S.A. de C.V.'s consolidated net sales reached Ps. 2,570 million during the fourth quarter of 2003, with a corresponding cumulative figure of Ps. 10,368 million by the end of the year, reflecting a 3.2% increase with respect to 2002.

Operating profit during the fourth quarter was Ps. 883 million, 7% higher than the result obtained in the same period of the previous year; whereas the cumulative figure reached Ps. 3,740 million, 16.3% higher than the one obtained in 2002, as a result of an increase in productivity and cost reductions. The operating margin for 2003 was 36%.

EBITDA was Ps. 4,571 million for the full year, 14% higher than 2002. EBITDA margin for 2003 was 44%.

The integral cost of financing during the reported quarter was Ps. 5.6 million, mainly due to the lower financial expenses and movements in the exchange rate, providing a Ps. 17 million favorable effect with respect to the same period of the previous year. The corresponding cumulative figure for 2003 was Ps. 49 million, 77% lower than the previous year.

The net profit during the fourth quarter of 2003 was Ps. 585 million, indicating a 7% increase with respect to the same period of 2002; whereas for the full year net profit increased to Ps. 2,269 million, 17.3% higher than the result for the previous year, reflecting a 22% net profit margin.

ADR PROGRAM

In the fourth quarter of 2003, Holcim Apasco S.A. de C.V. decided to cancel its ADR Level 1 (non-registered) program due to the low level of utilization.

INTERNATIONAL OPERATIONS

The good performance of the Central America operations —where Holcim Apasco S.A. de C.V. has current investments— continued into the year-end for 2003. This performance was reflected in the Ps. 84 million of income from participation in non-consolidated subsidiaries for the full year.

HOLCIM APASCO, S.A. DE C.V.
INCOME STATEMENT
(THOUSANDS OF MEXICAN PESOS)

	Fourth Quarter					Accumulated to Fourth Quarter				
	2003		2002		VAR.	2003		2002		VAR.
	Ps.	%	Ps.	%	%	Ps.	%	Ps.	%	%
Net Sales	2,570,077	100	2,512,548	100	2	10,368,266	100	10,048,714	100	3
Cost of Sales	1,272,025	49	1,296,232	52	2	4,968,906	48	5,226,790	52	5
Depreciation	188,743	7	194,443	8	3	831,044	8	788,591	8	(5)
Gross Income	1,109,309	43	1,021,873	41	9	4,568,317	44	4,033,333	40	13
Selling and Administrative Expenses	226,221	9	193,387	8	(17)	828,015	8	816,523	8	(1)
Operating Income	883,088	34	828,486	33	7	3,740,301	36	3,216,811	32	16
Interest Paid	15,610	1	38,327	2	59	84,762	1	161,478	2	48
Interest Earned	(7,640)	(0)	(11,572)	(0)	(34)	(39,519)	(0)	(60,173)	(1)	(34)
Exchange Loss	(12,493)	(0)	8,258	0	251	(8,825)	(0)	166,522	2	105
Change in Monetary Position	10,186	0	(11,999)	(0)	(185)	12,559	0	(55,604)	(1)	(123)
Integral Cost of Financing	5,664	0	23,015	1	75	48,977	0	212,222	2	77
Income after Cost of Financing	877,424	34	805,471	32	9	3,691,324	36	3,004,588	30	23
Other financial operations	(1,551)	(0)	3,784	0	(141)	(3,817)	(0)	18,810	0	(120)
Income before taxes and worker's profit sharing	875,873	34	809,255	32	8	3,687,507	36	3,023,399	30	22
Reserve for taxes and worker's profit sharing	319,505	12	267,184	11	(20)	1,500,930	14	1,159,987	12	(29)
Net Income after taxes and worker's profit sharing	556,368	22	542,070	22	3	2,186,578	21	1,863,411	19	17
Participation in non-consolidated subsidiaries	29,343	1	11,391	0	158	84,110	1	83,306	1	1
Extraordinary items	(422)	(0)	(6,482)	(0)	(93)	(2,174)	(0)	(13,550)	(0)	(84)
Net Consolidated Income	585,289	23	546,979	22	7	2,268,514	22	1,933,167	19	17
OPERATING CASH FLOW	1,071,831	42	1,022,928	41	5	4,571,345	44	4,005,401	40	14

HOLCIM APASCO, S.A. DE C.V.
INCOME STATEMENT
(THOUSANDS OF MEXICAN PESOS)

	Fourth Quarter 2003		Third Quarter 2003		VAR.
	Ps.	%	Ps.	%	%
Net Sales	2,570,077	100	2,614,229	100	(2)
Cost of Sales	1,272,025	49	1,275,701	49	0
Depreciation	188,743	7	209,565	8	10
Gross Income	1,109,309	43	1,128,962	43	(2)
Selling and Administrative Expenses	226,221	9	200,905	8	(13)
Operating Income	883,088	34	928,056	36	(5)
Interest Paid	15,610	1	15,208	1	(3)
Interest Earned	(7,640)	(0)	(7,505)	(0)	2
Exchange Loss	(12,493)	(0)	215	0	5,924
Change in Monetary Position	10,186	0	2,297	0	344
Integral Cost of Financing	5,664	0	10,214	0	45
Income after Cost of Financing	877,424	34	917,843	35	(4)
Other financial operations	(1,551)	(0)	(1,258)	(0)	23
Income before taxes and worker's profit sharing	875,873	34	916,585	35	(4)
Reserve for taxes and worker's profit sharing	319,505	12	412,334	16	23
Net Income after taxes and worker's profit sharing	556,368	22	504,251	19	10
Participation in non-consolidated subsidiaries	29,343	1	20,926	1	40
Extraordinary items	(422)	(0)	3,334	0	113
Net Consolidated Income	585,289	23	528,511	20	11
OPERATING CASH FLOW	1,071,831	42	1,137,622	44	(6)

Strength. Performance. Passion.

Holcim
APASCO

HOLCIM APASCO, S.A. DE C.V.
BALANCE SHEET
(THOUSANDS OF MEXICAN PESOS)

	Fourth Quarter 2003 Ps.	%	Fourth Quarter 2002 Ps.	%
CURRENT ASSETS				
Cash and marketable securities	2,244,074	11	1,210,172	7
Notes and accounts receivable				
Trade, net	1,125,662	6	1,062,883	6
Other	28,663	0	40,450	0
Inventories	577,039	3	637,995	4
Other current assets	0	0	0	0
TOTAL CURRENT ASSETS	3,975,438	20	2,951,500	16
Property, Plant and Equipment, net	13,282,787	66	12,663,135	70
Other Assets, net	2,787,116	14	2,515,457	14
TOTAL ASSETS	20,045,341	100	18,130,092	100
LIABILITIES AND STOCKHOLDERS' EQUITY:				
CURRENT LIABILITIES				
Bank Debt	155,454	3	362,112	6
Notes and Accounts Payable to Suppliers	504,580	8	266,894	4
Other Payables and Accrued Liabilities	687,894	11	476,241	8
Income Taxes and Employee Profit Sharing	792,689	13	613,611	10
TOTAL CURRENT LIABILITIES	2,140,617	35	1,718,858	28
LONG-TERM DEBT	619,117	10	1,211,690	19
DEFERRED LIABILITIES	3,386,817	55	3,307,869	53
OTHER LIABILITIES	0	0	0	0
TOTAL LIABILITIES	6,146,551	100	6,238,417	100
Capital Stock	203,522	1	203,672	2
Additional Paid-in Capital	588,701	4	588,701	5
Retained Earnings	4,463,635	32	2,791,708	23
Net Income for the Period	2,268,514	16	1,933,169	16
Restatement of Capital Stock	6,374,418	46	6,374,425	54
TOTAL STOCKHOLDERS' EQUITY	13,898,790	100	11,891,675	100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	20,045,341	100	18,130,092	100

HOLCIM APASCO, S.A. DE C.V.
SALES VOLUMES

SALES VOLUMES % change with:	4th Quarter 4Q-03 / 4Q-02	3rd Quarter 4Q-03 / 3Q-03	Accumulated to 4thQ 2003 / 2002
Domestic Cement	1%	(1%)	3%
Ready-Mix Concrete	(1%)	5%	(4%)